Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended
	June 30,
	2018	2017
Earnings
Consolidated income before provision for income taxes	$426	$389
Fixed Charges	275	205
Earnings	$701	$594
Fixed Charges
Interest expense	$274	$204
Interest portion of rental expense (1)	1	1
Total fixed charges	$275	$205
Ratio of earnings to fixed charges	2.55x	2.9x

(1)	One-third of all rental expense is deemed to be interest.